[JONES DAY LETTERHEAD]

July 10, 2013

Via EDGAR

Mr. Daniel F. Duchovny
Special Counsel — Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:	OP-TECH Environmental Services
Schedule TO-T filed June 28, 2012
Filed by NRC Merger Sub, Inc. and NRC US Holding Company, LLC
SEC File Number 005-53923

Dear Mr. Duchovny:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 8, 2013 (the “Comment Letter”) in regard to the above-referenced filing (the “Schedule TO”).  In conjunction with this letter, J.F. Lehman & Company, Inc., NRC US Holding Company, LLC and NRC Merger Sub, Inc. (collectively, the “Bidders”) are filing via Edgar Amendment No. 1 to the Schedule TO (“Amendment No. 1”).  All defined terms in this letter have the same meaning as in the Offer to Purchase (the “Offer to Purchase”) filed as an exhibit to the Schedule TO, unless otherwise indicated.

The Bidders’ responses to the comments presented in the Comment Letter are set forth below.  The text of the applicable comment precedes each of the Bidders’ responses.

Schedule TO

1.                                      It appears the named bidders are making the offer on behalf of J. F. Lehman & Company, Inc. Thus, please include JFL as a bidder (including all other disclosure required for a bidder) or provide us with your detailed legal analysis explaining why you do not believe the listed persons are bidders in the offer.  For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the

Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

Response:  In response to the Staff’s comment, the Schedule TO has been revised pursuant to Amendment No. 1 to include J.F. Lehman & Company, Inc. (“JFL”) as a bidder and to include all disclosure required with respect to such bidder.  Please see Amendment No. 1 under the heading “Items 1 and 9.”

2.                                      We note that the bidders entered into a tender and support agreement with fourteen security holders with respect to the tender of approximately 89% of the shares on a fully diluted basis.  Please provide us with your detailed legal analysis explaining why you do not believe that the negotiation and execution of the tender and support agreement constituted a tender offer subject to Regulations 14D and 14E.

Response:  The Bidders believe that the negotiation and execution of the Tender and Support Agreement constituted a privately negotiated transaction and, accordingly, did not constitute a tender offer subject to Regulations 14D and 14E (collectively, the “Tender Regulations”).

The Tender Regulations were promulgated pursuant to amendments to the Securities Exchange Act of 1934 (the “Exchange Act”) embodied in the Williams Act.  Neither the Williams Act nor the Tender Regulations define the term “tender offer.”  As a result, whether or not a particular transaction constitutes a tender offer must be determined in light of the specific facts and circumstances presented and policy objectives of the Williams Act.

The court in Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979) held that the Tender Regulations do not apply to privately negotiated transactions, noting that “Senator Williams concluded that requiring disclosure only after the privately negotiated . . . transaction has been consummated ‘avoids upsetting the free and open auction market where buyer and seller normally do not disclose the extent of their interest and avoids prematurely disclosing the terms of privately negotiated transactions.’”  Id. at 818.  The court in Hanson Trust Plc v. SCM Corporation, 774 F.2d 47 (2d Cir. 1985) elaborated on the policy reasons for excluding privately negotiated transactions from the Tender Regulations as follows:

[I]n the case of privately negotiated transactions . . . many of the conditions leading to the enactment of [Section 14(d) of the Exchange Act] for the most part do not exist.  The number and percentage of stockholders are usually far less than those involved in public offers.  The solicitation involves less publicity than a public tender offer or none.  The solicitees, who are frequently directors, officers or substantial stockholders of the target, are more apt to be sophisticated, inquiring or knowledgeable concerning the target’s business, the solicitor’s objectives, and the impact of the solicitation on the target’s business prospects.  In short, the solicitee in the private transaction is less likely to be pressured, confused, or ill-informed regarding the businesses and decisions at stake than solicitees who are the subjects of a public tender offer.

Id. at 56.  As discussed further below, each of these reasons applies to the facts and circumstances at hand.

In considering how to best determine whether a particular transaction is or is not a tender offer subject to the Tender Regulations, the Hanson court stated the following:

The borderline between public solicitations and privately negotiated stock purchases is not bright and it is frequently difficult to determine whether transactions falling close to the line or in a type of “no man’s land” are “tender offers” or private deals.  This has led some to advocate a broader interpretation of the term “tender offer” than that followed by us in Kennecott Copper Corp. v. Curtiss-Wright Corp. [citation omitted] and to adopt the eight-factor “test” of what is a tender offer, which was recommended by the SEC and applied by the district court in Wellman v. Dickinson . . . . The eight factors are:

“(1) active and widespread solicitation of public shareholders for the shares of an issuer; (2) solicitation made for a substantial percentage of the issuer’s stock; (3) offer to purchase made at a premium over the prevailing market price; (4) terms of the offer are firm rather than negotiable; (5) offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) offer open only for a limited period of time; (7) offeree subjected to pressure to sell his stock; (8) public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of large amounts of the target’s company’s securities.”  (475 F.Supp. at 823-24).

Although many of the above-listed factors are relevant for purposes of determining whether a given solicitation amounts to a tender offer, the elevation of such a list to a mandatory “litmus test” appears to be both unwise and unnecessary.  As even the advocates of the proposed test recognize, in any given case a solicitation may constitute a tender offer even though some of the eight factors are absent or, when many factors are present, the solicitation may nevertheless not amount to a tender offer because the missing factors outweigh those present.  [citations omitted]

We prefer to be guided by the principle followed by the Supreme Court in deciding what transactions fall within the private offering exemption provided by Sec. 4(1) of the Securities Act of 1933, and by ourselves in Kennecott Copper in determining whether the Williams Act applies to private transactions.  That principle is simply to look to the statutory purpose.  In S.E.C. v. Ralston Purina Co., 345 U.S. 119, 73 S.Ct. 981, 97 L.Ed. 1494 (1953), the Court stated, “the applicability of Sec. 4(1) should turn on whether the particular class of persons affected need the protection of the Act.  An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’”  Id. at 125, 73 S.Ct. at 984.  Similarly, since the purpose of Sec. 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a “tender offer” within the meaning of Sec. 14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.

The Bidders believe that a Hanson analysis supports their conclusion that the negotiation and execution of the Tender and Support Agreement did not constitute a tender offer.  As discussed below, the securityholder parties to the Tender and Support Agreement had significant positions or relationships with Op-Tech (or were affiliated or associated with persons who had significant positions or relationships with Op-Tech) such that they did not lack information needed to make a carefully considered appraisal of the transactions contemplated by the Tender and Support Agreement, were able to fend for themselves in relation to the Tender and Support Agreement and did not need the protection of the Williams Act in relation to the Tender and Support Agreement.  Of the 14 securityholder parties to the Tender and Support Agreement, 13 were directors, officers or executives of Op-Tech or were entities affiliated with a director, officer or executive of Op-Tech, and each of such parties that are individuals had purchased convertible notes of Op-Tech in a private placement.  The Bidders believe that each of these securityholders is well-versed in Op-Tech’s business, prospects, financial condition and results of operations.  In addition, each of these securityholders knew the identity of the Bidders and the other securityholder parties to the Tender and Support Agreement and specific terms and conditions of the Offer and the Merger, including the absence of any financing condition and the Bidders’ representation and warranty regarding their ability to pay all amounts payable by them pursuant to the Merger Agreement, as well as the objective and commitment of the Bidders to acquire all of the equity interests in Op-Tech.  Furthermore, the Bidders believe that these securityholders had ample time to consider the transactions contemplated by the Tender and Support Agreement over the course of nearly 15 weeks, and the terms of the Tender and Support Agreement itself over the course of at least eight weeks, and each of these securityholders represented and warranted to the Bidders that he or it had had the opportunity to review the Tender and Support Agreement and the Merger Agreement with the counsel of his or its own choosing.

In sum, the Bidders believe that the securityholder parties to the Tender and Support Agreement were not “pressured, confused or ill-informed” with respect to the terms thereof or the transactions contemplated thereby, and that the hypothetical availability to them of the

Schedule TO and the Offer to Purchase prior to their entry into the Tender and Support Agreement would not have provided them with additional information that they would have considered to be important and to have significantly altered the total mix of information otherwise available to them.

Although the court in Wellman applied an eight-factor test to determine whether a particular transaction was a “tender offer,” it is important to note that the Wellman court recognized that there is no need to apply the eight-factor test in relation to a privately negotiated transaction.  In this regard, the Wellman court stated that “[the question of what constitutes a tender offer] need not be reached if what [the purchaser] did constituted a ‘privately negotiated’ transaction.”  475 F.Supp. at 819.  Further, the Wellman court stated that: “[t]o determine the distinctions between ‘public’ and ‘private’ in any particular context it is essential to examine the circumstances under which the distinction is sought to be established and to consider the purposes sought to be achieved by such distinction.” [citations omitted].  475 F.Supp. at 818.  In this regard, the Wellman court quoted approvingly from S.E.C. v. Ralston Purina Co. as follows:  “Since exempt transactions are those as to which ‘there is no practical need for . . . [the bill’s] application,’ the applicability of § 4(1) should turn on whether the particular class of persons affected need the protection of the Act.  An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’”  In addition, the Wellman court explicitly recognized that a Ralston Purina analysis is appropriately applied to determine whether a transaction is “private” for purposes of the Williams Act:

It must be conceded, of course, that Ralston Purina was concerned with the meaning of a private offering exemption under the 1933 Act, and we are faced with an entirely different statutory provision in the case at hand. Yet logic does make its demands. If statutory purpose gives proper definitional aid in distinguishing a public from a private offering under the 1933 Act, it would seem to follow that the purposes of the Williams Act would help define the contours of privately negotiated transactions exempted from the reach of Section 14.

475 F.Supp. at 818, 819.  Thus, Wellman and Hanson are in accord that a transaction is considered to be private and not subject to the Tender Regulations if, as discussed above in relation to the Tender and Support Agreement, the “offerees” are able to fend for themselves and do not need the protections of the Williams Act.

Although the Bidders believe that the Wellman eight-factor test is not applicable to the Tender and Support Agreement, they note that consideration of the Wellman factors would nonetheless support their conclusion that the Tender and Support Agreement did not constitute a tender offer.  In particular, the Bidders note that:

•                  There was no active and widespread solicitation of public stockholders.  To the contrary, only 14 securityholders (9 if entities affiliated with directors or officers of Op-Tech are not counted separately from such directors or officers), each of whom had a significant relationship to Op-Tech or one or more of its directors or officers, were asked to execute the Tender and Support Agreement.

•                  The terms of the transactions were actively negotiated.  In connection with the letter of intent, the total purchase price (on an enterprise value basis) to be offered by the Bidders was increased through negotiation from $9.0 million to $10.0 million and, in connection with the definitive agreements, the purchase price per share to be offered by the Bidders was increased through negotiation from $0.062 to $0.116.

•                  The “offer” embodied in the letter of intent was open from at least March 7, 2013 until the Merger Agreement and Tender and Support Agreement were executed on June 19, 2013.  The Bidders provided the initial draft of the Tender and Support Agreement to representatives of the securityholder parties thereto on April 24, 2013.

•                  The Bidders did not subject any of the securityholder parties to the Tender and Support Agreement to pressure to sell his or its Shares.

•                  There was no public announcement regarding the Bidders’ proposed purchase of the Shares and the subsequent merger of Op-Tech with and into Purchaser prior to the execution of the Tender and Support Agreement.  Indeed, under the terms of the Confidentiality and Non-Disclosure Agreement entered into on January 25, 2013, the Bidders were prohibited from making any such announcement.

Each of the factors listed above is clearly distinguishable from those presented to the Wellman court.  And, although the “offer” made to the securityholder parties to the Tender and Support Agreement related to a substantial percentage of the Shares on a fully diluted basis, involved a significant premium to historical trading prices and was conditioned upon a substantial percentage of the Shares being subject to the Tender and Support Agreement, these additional factors do not lead to a conclusion that the Tender and Support Agreement constituted a tender offer.  See Hanson, 774 F.2d at 57 (“[I]n any given case a solicitation may constitute a tender offer even though some of the eight factors are absent or, when many factors are present, the solicitation may nevertheless not amount to a tender offer because the missing factors outweigh those present”) and Crane Co. v. Harsco Corp., 511 F. Supp. 294, 302-03 (D. Del. 1981) (“These factors are not of equal significance; courts have emphasized that pressure on stockholders to decide whether to sell is the primary characteristic of a tender offer”).  To the contrary, the percentage of the Shares on a fully diluted basis subject to the Tender and Support Agreement was a function of the highly concentrated ownership of Op-Tech by its insiders, and the attractiveness of the premium to historical trading prices cannot reasonably be viewed under the circumstances presented as creating “pressure” on the securityholder signatories in light of the extended period of time over which the “offer” price was negotiated.

Offer to Purchase

Background of the Offer, page 24

3.                                      Please revise this section to describe in additional detail the negotiation of the merger agreement and the tender and support agreement instead of addressing the period April 24-June 19, 2013 in one paragraph.

Response:  In response to the Staff’s comment, the Schedule TO has been revised pursuant to Amendment No. 1 to include additional detail with respect to the negotiation of the Merger Agreement and the Tender and Support Agreement.  Please see Amendment No. 1 under the heading “Item 5.”

Sources and Amount of Funds, page 44

4.                                      We note that you refer to NRC having available funds under an existing revolving credit facility.  Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response:  In response to the Staff’s comment, the Schedule TO has been revised pursuant to Amendment No. 1 to provide the disclosure required by Item 1007(d) of Regulation M-A.  Please see Amendment No. 1 under the heading “Item 7.”  In addition, please note that NRC from the outset has expected to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares in the Offer, which is why the Bidders did not seek to include a financing condition in the Merger Agreement.  Please see page 44 of the Offer to Purchase.

*       *       *       *       *       *       *

While the Schedule TO has been amended in response to the Staff’s comments as described above, the Bidders do not believe that such amendments constitute a material change in the information relating to the Offer that would require dissemination of new offering materials or an extension of the offer period.

*       *       *       *       *       *       *

In connection with this letter, we hereby acknowledge on behalf of each of the Bidders that:

•                                          the Bidder is responsible for the adequacy and accuracy of the disclosures in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Bidder may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3704, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:	David Rattner, NRC US Holding Company, LLC